Exhibit 99.1

Yandex Announces Third Quarter 2015 Financial Results

MOSCOW and AMSTERDAM, Netherlands, October 27, 2015, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Q3 2015 Financial Highlights(1)(2)

•                  Revenues of RUB 15.4 billion ($233.1 million), up 18% compared with Q3 2014

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 18% compared with Q3 2014

•                  Income from operations of RUB 3.2 billion ($48.1 million), down 29% compared with Q3 2014

•                  Adjusted EBITDA of RUB 6.0 billion ($90.9 million), up 2% compared with Q3 2014

•                  Operating margin of 20.6%

•                  Adjusted EBITDA margin of 39.0%

•                  Adjusted ex-TAC EBITDA margin of 49.5%

•                  Net income of RUB 4.3 billion ($64.6 million), down 2% compared with Q3 2014

•                  Adjusted net income of RUB 3.5 billion ($52.9 million), down 10% compared with Q3 2014

•                  Net income margin of 27.7%

•                  Adjusted net income margin of 22.7%

•                  Adjusted ex-TAC net income margin of 28.8%

•                  Cash, cash equivalents and deposits of RUB 55.1 billion ($831.9 million) as of September 30, 2015

“This was an excellent quarter for the company on all fronts,” said Arkady Volozh, Chief Executive Officer of Yandex. “We stabilized our search share in Russia, became the default search engine for Windows 10 in Russia, Turkey, and several other countries, and achieved a historic decision from the Russian antimonopoly service that we hope will return fair competition to the market.”

“Our consolidated revenues grew 18% in Q3,” said Alexander Shulgin, Chief Operating Officer of Yandex. “We smoothly transitioned to the VCG auction, leading to lower CPCs for our advertisers, higher quality traffic to their websites and an increase in click through rates on Yandex.Direct.”

The following table provides a summary of key financial results for the three months and nine months ended September 30, 2014 and 2015:

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Revenues	13,057	15,439	18%	36,100	41,698	16%
Ex-TAC revenues(2)	10,295	12,157	18%	28,119	32,677	16%
Income from operations	4,496	3,183	-29%	10,845	6,865	-37%
Adjusted EBITDA(2)	5,905	6,021	2%	14,974	14,409	-4%
Net income	4,372	4,278	-2%	9,448	6,828	-28%
Adjusted net income(2)	3,914	3,507	-10%	9,784	8,547	-13%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 66.2367 to $1.00, the official exchange rate quoted as of September 30, 2015 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q3 2015 Operational Highlights

•                  Share of Russian search market (including mobile) averaged 57.1% in Q3 2015 (according to LiveInternet)

•                  Search queries in Russia grew 4% compared to Q3 2014

•                  Number of advertisers grew to 354,000, up 18% from Q3 2014 and up 1% from Q2 2015

•                  Switched to the VCG auction in Yandex.Direct and changed the ranking formula

•                  Introduced ‘Protect’ online security technology built directly into Yandex.Browser

Subsequent Events

•                  Announced cooperation with Microsoft to deliver Windows 10 with Yandex search in Russia, Ukraine, Turkey and several other countries

Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Advertising revenues:
Text-based advertising
Yandex websites	9,310	10,503	13%	25,263	28,318	12%
Ad network	2,772	3,740	35%	8,140	10,095	24%
Total text-based advertising	12,082	14,243	18%	33,403	38,413	15%
Display advertising
Yandex websites	716	634	-11%	2,037	1,898	-7%
Ad network	114	191	67%	291	381	31%
Total display advertising	830	825	-1%	2,328	2,279	-2%
Total advertising revenues	12,912	15,068	17%	35,731	40,692	14%
Other	145	371	156%	369	1,006	173%
Total revenues	13,057	15,439	18%	36,100	41,698	16%

Text-based advertising revenues increased 18% compared with Q3 2014 and constituted 92% of our total revenues.

Text-based advertising revenues from Yandex websites grew 13% compared with Q3 2014 and accounted for 68% of our total revenues in Q3 2015.

Text-based advertising revenues from our ad network increased 35% compared with Q3 2014 and contributed 24% of total revenues during Q3 2015, as we added new partners to the network earlier in the year.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 15% in Q3 2015 compared with Q3 2014. Our average cost per click in Q3 2015 grew 3% compared with Q3 2014.

Display advertising revenue decreased 1% compared to Q3 2014 and contributed 5% to our total revenues.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth. In Q3 2015, our headcount reduced by 46 employees, a decrease of 2% compared to September 30, 2014 and a decrease of 1% compared to June 30, 2015. As of September 30 2015, the total number of Yandex’s full-time employees was 5,412.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
TAC:
Related to the Yandex ad network	1,825	2,333	28%	5,418	6,312	17%
Related to distribution partners	937	949	1%	2,563	2,709	6%
Total TAC	2,762	3,282	19%	7,981	9,021	13%
Total TAC as a % of total revenues	21.2%	21.3%		22.1%	21.6%
Other cost of revenues	808	1,036	28%	2,348	2,992	27%
Other cost of revenues as a % of revenues	6.2%	6.7%		6.5%	7.2%
Total cost of revenues	3,570	4,318	21%	10,329	12,013	16%
Total cost of revenues as a % of revenues	27.3%	28.0%		28.6%	28.8%

TAC grew 19% compared with Q3 2014 and slightly increased as a percentage of total revenues to 21.3% in Q3 2015. This is compared with 21.2% in Q3 2014 and 21.7% in Q2 2015. Our ad network TAC grew 28% in Q3 2015 compared with Q3 2014, slower than revenues from our advertising network, primarily reflecting changes in our partner revenue mix. Partner TAC includes traffic acquisition costs related to both our text-based and our display advertising networks.

Other cost of revenues in Q3 2015 increased 28% compared with Q3 2014, primarily reflecting an increase in expenses for content and outsource services, personnel expenses and rent expenses attributable to the material appreciation of the U.S. dollar in Q3 2015 compared to Q3 2014, since the rent for our Moscow headquarters is U.S. dollar-denominated.

Product development

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Product development	2,086	3,168	52%	6,169	9,815	59%
As a % of revenues	16.0%	20.5%		17.1%	23.5%

Growth in product development expenses in Q3 2015 primarily reflects growth of personnel expenses mainly related to salary increases effective in early 2015, as well as increases in our rent expenses described above. As of the end of Q3 2015, our development headcount has grown by one employee to 3,273 employees compared with the end of Q3 2014 and Q2 2015.

Selling, general and administrative (SG&A)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Sales, general and administrative	1,810	2,618	45%	5,479	7,489	37%
As a % of revenues	13.9%	17.0%		15.2%	18.0%

SG&A costs grew 45% compared with Q3 2014. The growth was driven by several factors, including additional advertising and marketing expenses in Q3 2015, increase in personnel costs (connected with salary increases in the beginning of the year), growth of costs for legal services and increases in rent expenses for our Moscow headquarters related to the SG&A category.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
SBC expense included in cost of revenues	27	41	52%	69	125	81%
SBC expense included in product development	191	457	139%	526	1,231	134%
SBC expense included in SG&A	86	173	101%	239	469	96%
Total SBC expense	304	671	121%	834	1,825	119%
As a % of revenues	2.3%	4.3%		2.3%	4.4%

Total SBC expense increased 121% in Q3 2015 compared with Q3 2014. The increase is related to the material appreciation of the U.S. dollar in Q3 2015 versus Q3 2014, new equity-based grants made in 2014 and 2015, as well as the exchange of certain equity awards in Q2 and Q3 2015 (as described below).

Depreciation and amortization (D&A) expense

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Depreciation and amortization	1,095	2,152	97%	3,278	5,516	68%
As a % of revenues	8.4%	13.9%		9.1%	13.2%

D&A expense increased 97% in Q3 2015 compared with Q3 2014, reflecting investments in servers and data centers made in 2014 and the first half of 2015.

As a result of the factors described above, income from operations was RUB 3.2 billion ($48.1 million) in Q3 2015, a 29% decline from Q3 2014, while adjusted EBITDA reached RUB 6.0 billion ($90.9 million) in Q3 2015, up 2% from Q3 2014.

Interest income, net in Q3 2015 was RUB 415 million, up from RUB 224 million in Q3 2014. The significant growth of interest income was partly offset by an increase in interest expense on our U.S. dollar denominated 1.125% convertible senior notes following the material appreciation of the U.S. dollar against the ruble.

Foreign exchange gain in Q3 2015 was RUB 1,947 million, up from RUB 1,824 million in Q3 2014. This gain reflects the appreciation of the U.S. dollar during Q3 2015 from RUB 55.5240 to $1.00 on June 30, 2015, to RUB 66.2367 to $1.00 on September 30, 2015. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within other income, net in the statements of income. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2015.

Income tax expense for Q3 2015 was RUB 1,396 million, down from RUB 1,418 million in Q3 2014. Our effective tax rate of 24.6% in Q3 2015, generally in line with the effective tax rate in Q3 2014.

Adjusted net income in Q3 2015 was RUB 3.5 billion ($52.9 million), a 10% decrease from Q3 2014.

Adjusted net income margin was 22.7% in Q3 2015. This is compared with adjusted net income margin of 20.1% in Q2 2015 and 30.0% in Q3 2014.

Net income was RUB 4.3 billion ($64.6 million) in Q3 2015, down 2% compared with Q3 2014.

As of September 30, 2015, Yandex had cash, cash equivalents and deposits of RUB 55.1 billion ($831.9 million).

Net operating cash flow and capital expenditures for Q3 2015 were RUB 6.6 billion ($99.4 million) and RUB 2.5 billion ($38.1 million), respectively.

During Q3 2015, we repurchased $42.4 million in aggregate principal amount of our 1.125% convertible senior notes due 2018 for approximately $36.6 million.

The total number of shares issued and outstanding as of September 30, 2015 was 318,917,852, including 266,022,246 Class A shares, 52,895,605 Class B shares, and one Priority share and excluding 11,138,902 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 4.1 million shares, at a weighted average exercise price of $5.90 per share, of which options to purchase 4.1 million shares were fully vested; equity-settled share appreciation rights (SARs) equal to 0.3 million shares, at a weighted average measurement price of $27.27, 0.2 million of which were fully vested; and restricted share units (RSUs) covering 6.4 million shares, of which restricted share units to acquire 1.6 million shares were fully vested.

In Q3 2015, we completed additional exchanges of outstanding SAR awards for new RSU awards based on an exchange ratio of 2:1. In all but one instance, the exchanges were effected for non-senior employees and the replacement RSUs are subject to the same vesting schedule as was in place for the replaced SARs. An exchange was also offered to and accepted by one senior employee; in this case the replacement RSUs were granted on the condition that vesting be reset to begin as of January 1, 2016.

As a result of the exchanges, a total of 42 employees exchanged an aggregate of 256,850 SARs for an aggregate of 128,426 RSUs during Q3 2015. These exchanges are reflected in the outstanding equity award numbers as of September 30, 2015 set out above.

Outlook for 2015

We are increasing our previously announced revenue guidance and now expect our ruble-based revenue to grow in the range of 14% to 16% in the full year 2015 compared with 2014.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 27, 2015 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 12:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2296

UK/International: +44(0)20 3427 1916

Russia: 8 800 500 9311

Passcode: 3446284

A replay of the call will be available through November 2, 2015. To access the replay, please dial:

US: +1 866 932 5017,

UK/International: +44(0)20 3427 0598,

Russia: +8 10 800 2870 1012

Passcode: 3446284

A live and archived webcast of this conference call will be available at http://edge.media-server.com/m/p/s88txo8a

ABOUT YANDEX

Yandex (Nasdaq:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2015. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, fluctuations in the value of the Russian ruble, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 27, 2015, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations and (4) provision for income taxes, less (A) interest income and (B) other income, net

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) impairment of investment in equity securities recorded in Q3 2014 adjusted for reduction in income tax attributable to impairment of investment in such securities and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax; less (A) foreign exchange gains adjusted for the increase in income tax attributable to the foreign exchange gains and (B) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from the repurchase of $42.4 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $36.6 million that we recorded in the quarter ended September 30, 2015. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2014*	2015	2015
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	17,645	18,039	272.3
Term deposits	5,863	20,163	304.4
Investments in debt securities	3,124	—	—
Accounts receivable, net	3,703	4,641	70.1
Prepaid expenses	1,556	1,398	21.2
Deferred tax assets	180	82	1.2
Other current assets	3,736	4,015	60.6
Total current assets	35,807	48,338	729.8

Property and equipment, net	17,107	24,208	365.5
Intangible assets, net	2,425	2,568	38.8
Goodwill	8,920	9,004	135.9
Long-term prepaid expenses	1,590	1,520	22.9
Restricted cash	932	484	7.3
Term deposits	25,663	16,903	255.2
Investments in non-marketable equity securities	871	1,051	15.9
Other non-current assets	1,609	1,625	24.5
TOTAL ASSETS	94,924	105,701	1,595.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,058	6,853	103.4
Taxes payable	2,930	2,588	39.1
Deferred revenue	1,808	1,646	24.9
Total current liabilities	9,796	11,087	167.4
Convertible debt	26,325	26,260	396.5
Deferred tax liabilities	1,587	1,416	21.4
Other accrued liabilities	1,480	1,255	18.9
Total liabilities	39,188	40,018	604.2

Commitments and contingencies
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: € 0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01 , Class B €0.10 and Class C € 0.09 ); shares authorized (Class A: 1,000,000,000, Class B: 71,870,411 and 61,295,523, and Class C: 71,870,411 and 61,295,523); shares issued (Class A: 267,970,405 and 277,161,148, Class B: 62,051,348 and 52,895,605, and Class C: 8,919,063 and 7,000,000, respectively); shares outstanding (Class A: 255,592,322 and 266,022,246, Class B: 62,051,348 and 52,895,605, and Class C: nil)	182	116	1.8
Treasury shares at cost (Class A: 12,378,083 and 11,138,902)	(14,179)	(12,893)	(194.7)
Additional paid-in capital	16,192	16,663	251.6
Accumulated other comprehensive income	1,023	2,451	36.9
Retained earnings	52,518	59,346	896.0
Total shareholders’ equity	55,736	65,683	991.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,924	105,701	1,595.8

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2014	2015	2015
	RUB	RUB	$

Revenues	13,057	15,439	233.1
Operating costs and expenses:
Cost of revenues(1)	3,570	4,318	65.2
Product development(1)	2,086	3,168	47.8
Sales, general and administrative(1)	1,810	2,618	39.5
Depreciation and amortization	1,095	2,152	32.5
Total operating costs and expenses	8,561	12,256	185.0
Income from operations	4,496	3,183	48.1
Interest income, net	224	415	6.3
Other income, net	1,070	2,076	31.3
Net income before income taxes	5,790	5,674	85.7
Provision for income taxes	1,418	1,396	21.1
Net income	4,372	4,278	64.6
Net income per Class A and Class B share:
Basic	13.74	13.42	0.20
Diluted	13.49	13.28	0.20
Weighted average number of Class A and Class B shares outstanding
Basic	318,081,690	318,800,527	318,800,527
Diluted	324,094,946	322,118,209	322,118,209

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	27	41	0.6
Product development	191	457	6.9
Sales, general and administrative	86	173	2.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2014	2015	2015
	RUB	RUB	$

Revenues	36,100	41,698	629.5
Operating costs and expenses:
Cost of revenues(1)	10,329	12,013	181.4
Product development(1)	6,169	9,815	148.2
Sales, general and administrative(1)	5,479	7,489	113.0
Depreciation and amortization	3,278	5,516	83.3
Total operating costs and expenses	25,255	34,833	525.9
Income from operations	10,845	6,865	103.6
Interest income, net	599	1,255	18.9
Other income, net	1,121	1,122	17.0
Net income before income taxes	12,565	9,242	139.5
Provision for income taxes	3,117	2,414	36.4
Net income	9,448	6,828	103.1
Net income per Class A and Class B share:
Basic	29.54	21.45	0.32
Diluted	28.95	21.15	0.32
Weighted average number of Class A and Class B shares outstanding
Basic	319,862,807	318,353,267	318,353,267
Diluted	326,344,768	322,791,055	322,791,055

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	69	125	1.9
Product development	526	1,231	18.6
Sales, general and administrative	239	469	7.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2014	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,372	4,278	64.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,042	2,034	30.7
Amortization of acquisition-related intangible assets	53	118	1.8
Amortization of debt discount and issuance costs	198	241	3.6
Share-based compensation expense	304	671	10.1
Deferred income taxes	28	4	0.1
Foreign exchange gains	(1,824)	(1,947)	(29.4)
Impairment of investment in equity securities	700	—	—
Gain from repurchases of convertible debt	—	(93)	(1.4)
Other	31	(31)	(0.5)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(256)	(80)	(1.2)
Prepaid expenses and other assets	(639)	121	1.8
Accounts payable and accrued liabilities	983	1,394	21.1
Deferred revenue	207	(127)	(1.9)
Net cash provided by operating activities	5,199	6,583	99.4
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(2,470)	(2,524)	(38.1)
Proceeds from sale of property and equipment	36	8	0.1
Acquisitions of businesses, net of cash acquired	(5,683)	—	—
Investments in non-marketable equity securities	(9)	(21)	(0.3)
Investments in debt securities	(2,546)	—	—
Proceeds from maturity of debt securities	—	582	8.7
Investments in term deposits	(4,296)	(4,700)	(71.0)
Maturities of term deposits	1,716	7,263	109.7
Loans granted	—	(22)	(0.3)
Escrow cash deposit	(519)	—	—
Net cash (used in)/provided by investing activities	(13,771)	586	8.8
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	37	48	0.7
Repurchases of convertible debt	(1,739)	(2,192)	(33.1)
Repurchases of ordinary shares	(23)	—	—
Payment for contingent consideration	—	(89)	(1.3)
Net cash used in financing activities	(1,725)	(2,233)	(33.7)
Effect of exchange rate changes on cash and cash equivalents	2,380	3,673	55.5
Net change in cash and cash equivalents	(7,917)	8,609	130.0
Cash and cash equivalents at beginning of period	20,836	9,430	142.3
Cash and cash equivalents at end of period	12,919	18,039	272.3

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2014	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	9,448	6,828	103.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,151	5,177	78.2
Amortization of acquisition-related intangible assets	127	339	5.1
Amortization of debt discount and issuance costs	571	732	11.1
Share-based compensation expense	834	1,825	27.6
Deferred income taxes	(21)	(101)	(1.5)
Foreign exchange gains	(1,846)	(794)	(12.0)
Impairment of investment in equity securities	700	—	—
Gain from repurchases of convertible debt	—	(243)	(3.7)
Other	5	(96)	(1.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(362)	(863)	(13.0)
Prepaid expenses and other assets	(2,128)	782	11.7
Accounts payable and accrued liabilities	1,319	661	9.9
Deferred revenue	23	(171)	(2.6)
Net cash provided by operating activities	11,821	14,076	212.5
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(6,681)	(11,386)	(171.9)
Proceeds from sale of property and equipment	36	35	0.5
Acquisitions of businesses, net of cash acquired	(5,829)	(186)	(2.8)
Investments in non-marketable equity securities	(45)	(75)	(1.1)
Proceeds from sale of equity securities	120	—	—
Investments in debt securities	(2,546)	—	—
Proceeds from maturity of debt securities	—	3,426	51.6
Investments in term deposits	(16,222)	(26,610)	(401.7)
Maturities of term deposits	1,716	22,638	341.8
Loans granted	(209)	(22)	(0.3)
Escrow cash deposit	(656)	58	0.9
Net cash used in investing activities	(30,316)	(12,122)	(183.0)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	123	139	2.1
Proceeds from issuance of convertible debt	2,981	—	—
Repurchases of convertible debt	(1,739)	(4,909)	(74.2)
Payment of debt issuance costs	(42)	—	—
Repurchases of ordinary shares	(7,357)	—	—
Payment for contingent consideration	—	(89)	(1.3)
Net cash used in financing activities	(6,034)	(4,859)	(73.4)
Effect of exchange rate changes on cash and cash equivalents	4,054	3,299	49.8
Net change in cash and cash equivalents	(20,475)	394	5.9
Cash and cash equivalents at beginning of period	33,394	17,645	266.4
Cash and cash equivalents at end of period	12,919	18,039	272.3

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Total revenues	13,057	15,439	18%	36,100	41,698	16%
Less: traffic acquisition costs (TAC)	2,762	3,282	19%	7,981	9,021	13%
Ex-TAC revenues	10,295	12,157	18%	28,119	32,677	16%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	4,372	4,278	-2%	9,448	6,828	-28%
Add: depreciation and amortization	1,095	2,152	97%	3,278	5,516	68%
Add: share-based compensation expense	304	671	121%	834	1,825	119%
Add: compensation expense related to contingent consideration	10	15	50%	17	203	n/m
Less: interest income, net	(224)	(415)	85%	(599)	(1,255)	110%
Less: other income, net	(1,070)	(2,076)	94%	(1,121)	(1,122)	0%
Add: provision for income taxes	1,418	1,396	-2%	3,117	2,414	-23%
Adjusted EBITDA	5,905	6,021	2%	14,974	14,409	-4%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	4,372	4,278	-2%	9,448	6,828	-28%
Add: SBC expense	304	671	121%	834	1,825	119%
Less: reduction in income tax attributable to SBC expense	(5)	(10)	100%	(15)	(30)	100%
Add: compensation expense related to contingent consideration	10	15	50%	17	203	n/m
Less: foreign exchange gain	(1,824)	(1,947)	7%	(1,846)	(794)	-57%
Add: increase in income tax attributable to foreign exchange gain	383	386	1%	387	139	-64%
Add: impairment of investment in equity securities	700	—	-100%	700	—	-100%
Less: reduction in income tax attributable to impairment of investment in equity securities	(175)	—	-100%	(175)	—	-100%
Less: gain from repurchases of convertible debt	—	(93)	n/m	—	(243)	n/m
Add: increase in income tax attributable to gain from repurchases of convertible debt	—	23	n/m	—	61	n/m
Add: amortization of debt discount	195	241	24%	568	732	29%
Less: reduction in income tax attributable to amortization of debt discount	(46)	(57)	24%	(134)	(174)	30%
Adjusted net income	3,914	3,507	-10%	9,784	8,547	-13%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended September 30, 2015	4,278	27.7%	1,743	6,021	39.0%	49.5%
Nine months ended September 30, 2015	6,828	16.4%	7,581	14,409	34.6%	44.1%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended September 30, 2015	4,278	27.7%	(771)	3,507	22.7%	28.8%
Nine months ended September 30, 2015	6,828	16.4%	1,719	8,547	20.5%	26.2%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange gain (as adjusted for the increase in income tax attributable to the gain), gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

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